EXHIBIT 99.04

New appointment of member of the 8th Audit Committee

Date of events: 2017/06/23

Contents:

1.Date of occurrence of the change:2017/06/23

2.Name of the functional committees:The Audit Committee

3.Name and resume of the replaced member:No

4.Name and resume of the new member:Independent director Yu-Fen Lin , Managing Partner, Law & Honor Attorneys-at-Law

5.Type of the change (please enter: “resignation”, “discharge”, “tenure expired” , “death” or “new appointment”):New appointment

6.Reason of the change:New elected independent director

7.Original term (from to ):from 2016/06/24 to 2019/06/23

8.Effective date of the new member:2017/06/23

9.Any other matters that need to be specified:None